FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



For the month of November 2003

Commission File Number  0-16174
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                     Teva Pharmaceutical Industries Limited
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                 (Translation of registrant's name into English)


                          5 Basel Street, P.O. Box 3190
                            Petach Tikva 49131 Israel
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                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F   X                      Form 40-F
               -----                              -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                                No   X
         -----                             -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____


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     As previously announced, on October 31, 2003, Teva Pharmaceutical
Industries Ltd., an Israeli corporation ("Teva"), SICOR Inc., a Delaware corporation ("SICOR"), and Silicon Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Teva entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement is filed as Exhibit 10.1 and is incorporated herein by reference. In connection with the Merger Agreement, Teva and certain stockholders of SICOR entered into a Stockholders Agreement, dated as of October 31, 2003 (the "Stockholders Agreement"). The Stockholders Agreement is filed as Exhibit 10.2 and is incorporated herein by reference.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                        (Registrant)

                                        By: /s/ Dan Suesskind
                                            ------------------------------
                                            Name: Dan Suesskind
                                            Title: Chief Financial Officer

Date: November 5, 2003


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                                    EXHIBITS

Exhibit No.    Description

10.1 Agreement and Plan of Merger, dated as of October 31, 2003, by and among SICOR Inc., Teva Pharmaceutical Industries Ltd., and Silicon Acquisition Sub, Inc.

10.2 Stockholders Agreement, dated as of October 31, 2003, between Teva Pharmaceutical Industries Ltd. and certain SICOR stockholders named therein


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